June 4, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:   GenOn Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed February 27, 2013

Response dated May 8, 2013

File No. 001-16455

GenOn Americas Generation, LLC

Form 10-K for the fiscal year ended December 31, 2012

Filed February 27, 2013

File No. 333-63240

GenOn Mid-Atlantic, LLC

Form 10-K for the fiscal year ended December 31, 2012

Filed February 27, 2013

File No. 333-61668

Dear Ms. Thompson:

We hereby respond to the additional comments made by the Staff in your letter dated May 28, 2013 related to the above referenced filings of GenOn Energy, Inc., GenOn Americas Generation, LLC and GenOn Mid-Atlantic, LLC (collectively, “GenOn” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

GenOn Energy, Inc. Form 10-K for the fiscal year ended December 31, 2012

Financial Statements for the Year Ended December 31, 2012

Note 2 — Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

1.              We note your response to comment 20 in our letter dated April 19, 2013. We continue to struggle with the fact that a significant decline in the fair value of GenOn’s assets occurred, but this economic event is not reflected within GenOn’s stand-alone statements of operations. To assist us in better understanding this matter, please respond to the following additional comments:

(i)            Considering that the merger between NRG and GenOn was a stock-for-stock transaction, it appears to us that the substance of this transaction is an exchange of nonmonetary assets in which the former GenOn shareholders exchanged a 71% interest in GenOn’s net assets, including PP&E, for a 29% interest in NRG’s net assets. ASC 360-10-40-4 indicates that an impairment should be recorded when the assets are disposed of if the carrying amount of the assets exceeds their fair value. Please tell us how you considered this guidance when determining it was appropriate to not record an impairment in GenOn’s predecessor period immediately prior to the consummation of the merger. Please be detailed in your response.

(ii)        Alternatively, if you believe that the substance of the merger was a sale of a disposal group, please explain why you did not perform an impairment test under the held for sale model immediately prior to the consummation of the merger. In this regard, your response indicates that you did not meet the criteria for the held for sale model at the time of the July 2012 impairment testing and the filing of the GenOn registrants’ Form 10-Qs. However, once the final approval for the merger was obtained, immediately prior to the consummation of the merger, it appears that sale of the disposal group was probable and it was unlikely that significant change to the plan would be made or that the plan would be withdrawn. Please be detailed in your response.

Response:

(i)             The Company respectfully notes that ASC 360-10-40-4 provides guidance for nonmonetary exchanges of long-lived assets or disposal groups.  It states (emphasis added) that “a long-lived asset to be disposed of in an exchange measured based on the recorded amount of the nonmonetary asset relinquished or to be distributed to owners in a spinoff is disposed of when it is exchanged or distributed….   In addition to any impairment losses required to be recognized while the asset is classified as held and used, an impairment loss, if any, shall be recognized when the asset is disposed of if the carrying amount of the asset (disposal group) exceeds its fair value.  The provisions of this Section apply to nonmonetary exchanges that are not recorded at fair value under the provisions of Topic 845.”

The Company accounted for the transaction as a business combination under ASC 805.  ASC 845, Nonmonetary Transactions, provides that the guidance in ASC 845 does not apply to “A business combination accounted for by an entity according to the provisions of Topic 805” (ASC 845-10-15-4(a)) or “A transfer of assets to an entity in exchange for an equity interest in that entity” (ASC 845-10-15-4(e)).  In addition, the Company notes that of the net assets acquired of approximately $2.7 billion, it acquired approximately $1.5 billion of monetary assets, consisting primarily of $1.4 million of cash, restricted cash, funds deposited by counterparties and cash collateral paid.  Accordingly, the Company did not consider the exchange of NRG stock for the GenOn assets to be an exchange of nonmonetary assets.

The Company also believes that the GenOn net assets, including PP&E, are not a disposal group as contemplated by ASC 360, but a business, which has a broader definition, as contemplated by ASC 805.  According to the ASC Master Glossary, “a disposal group for a long-lived asset or assets to be disposed of by sale or otherwise represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction”, while under ASC 805-10-55-4, “A business consists of inputs and processes applied to those inputs that have the ability to create outputs.”   In the transaction, NRG acquired the entirety of GenOn’s net assets, which the Company notes include more than just long-lived assets and directly associated liabilities.  The Company concluded that GenOn met the definition of a business as GenOn consisted of inputs including: skilled workforce, power generation facilities with generation capacity of 23,700 MW, power purchase agreements, and tolling and capacity agreements; processes including: generation of electricity for sale, asset management and trading operations; and outputs including: generated electricity supplied to various regional power markets.

(ii)          As described above, the Company concluded that the acquisition of GenOn was not a sale of a disposal group, but a business combination accounted for under ASC 805.  The Company respectfully notes that the PP&E is only a part of the entire business sold, and from an economic perspective, the PP&E was held for use before and continues to be held for use after the business combination.  The Company does not believe it would have been appropriate to record only a portion of the GenOn balance sheet at fair value prior to the acquisition.  The following is a summary of the fair value adjustments recorded in connection with acquisition accounting:

	Historical carrying amount	Acquisition accounting adjustment	Acquisition- date fair value
Assets
Cash	$983	$—	$983
Other current and non-current assets	2,049	(664)	1,385
Property, plant and equipment	6,286	(2,350)	3,936
Derivative assets	1,143	14	1,157
Deferred income taxes	220	—	220
Total assets	$10,681	$(3,000)	$7,681
Liabilities
Other current and non-current liabilities	$1,299	$13	$1,312
Out-of-market contracts and leases	331	733	1,064
Derivative liabilities	414	(15)	399
Deferred income taxes	220	—	220
Long-term debt and capital leases	3,725	478	4,203
Total liabilities	$5,989	$1,209	$7,198
Net assets	$4,692	(4,209)	483

Additionally, as noted in the Company’s response to comment #20 in the Staff’s letter dated April 19, 2013, the Company considered that there was no active plan to market the GenOn business for sale in the absence of the NRG transaction because of the unique characteristics of each company and specific benefits associated with the transaction that would be unavailable to another acquirer.  Consequently, one of the six criteria for “held-for-sale” was never met, even immediately prior to consummation of the acquisition.

The Company acknowledges the importance of providing clear disclosure with respect to the change in the carrying value of the GenOn registrants’ net assets to the readers of the financial statements.   In Note 3 to the GenOn 10-K, the Company disclosed the acquisition date fair values of the acquired assets and liabilities.  In subsequent filings, beginning with the GenOn registrants’ Form 10-Q for the quarter ended June 30, 2013, the Company will expand the disclosure, in a manner substantially similar to the table above, to also show the historical carrying amount and the related acquisition accounting adjustments.

2.              We note your response to comment 21 in our letter dated April 19, 2013. To assist us in better understanding the tax implications resulting from the merger, please explain to us in more detail and quantify for us the revisions to the gross deferred tax assets and liabilities recorded on GenOn’s books at the time of the merger, and also quantify the change in valuation allowance recorded at that time. If the amounts recorded differ significantly from the amounts seen in the September 30, 2012 pro forma financial statements, please explain why. If a significant adjustment to gross deferred tax assets, gross deferred tax liabilities, or the valuation allowance was recorded as a result of the merger, please expand your disclosures to better clarify this to your readers.

The Company acquired a gross deferred tax asset of approximately $2.4 billion and a gross deferred tax liability of approximately $0.5 billion related to historical book to tax differences, primarily related to net operating losses, or NOLs, of $1.4 billion, after applying IRC 382 limitations.  As the acquisition was treated as a stock purchase for tax purposes, a deferred tax asset or liability was set up for each asset or liability where there was a difference in the carryover basis for tax purposes and the book basis, or acquisition-date fair value.  This resulted in an increase of approximately $1.6 billion of deferred tax assets primarily related to the change in fair value for book purposes of

PP&E of $0.9 billion, long-term debt of $0.2 billion and out-of-market contracts of $0.3 billion.  In addition, as a result of the ownership change, GenOn wrote off NOLs of $1.3 billion, based on the new IRC 382 limitation upon merger.  GenOn had recorded a valuation allowance on the approximately $1.9 billion of net deferred tax assets that existed prior to the acquisition and an additional $0.3 billion at the time of the merger.  NRG evaluated the need for a valuation allowance for these assets for consolidated reporting, and determined that a valuation allowance was necessary only for approximately $73 million relating to state NOLs that did not meet the more likely than not criteria.  In subsequent filings, the Company will revise the disclosures for GenOn to include a discussion of the major components of the impact on the gross deferred tax assets and liabilities as well as the valuation allowance resulting from acquisition accounting.

The following is a summary of the components of the net deferred tax assets on the GenOn acquisition-date balance sheet as of December 15, 2012:

	Historical book/tax difference (12/14/2012)	Acquisition accounting adjustments	NOL and Recognized Built- in Losses adjustments	Acquisition-date balance sheet
Deferred tax assets
Current	$219	$45	$—	$264
Non-current	2,242	1,570	(1,304)	2,508

Deferred tax liabilities
Current	(258)	(7)	—	(266)
Non-current	(218)	11	—	(207)

Net deferred tax assets	$1,985	$1,619	$(1,304)	$2,300

As discussed above, the Company had determined that a valuation allowance was necessary for substantially all of this balance.  The amounts recorded in the September 30, 2012 pro forma financial statements are identical to the amounts noted above as recorded in the acquisition-date balance sheet.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:                                Young Kim, Staff Accountant, Securities and Exchange Commission

Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc.

Ron Stark, Chief Accounting Officer, NRG Energy, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP